UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 7, 2017

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated August 7, 2017 announcing the interim status of STMicroelectronics’ common share repurchase program.

PR N°. C2830C

STMicroelectronics Announces Status
of Common Share Repurchase Program

Amsterdam – August 7, 2017 – STMicroelectronics N.V. (the “Company” or “STMicroelectronics”) announces today the interim status of its common share repurchase program announced on June 22, 2017 for up to 19 million shares for an amount up to US$ 297 million.

The Company announces that it has repurchased on the Mercato Telematico Azionario and other venues, in the period between June 30, 2017 and August 4, 2017, 18,583,783 Company ordinary shares (equal to 2% of the Company’s share capital) at the weighted average purchase price of EUR 13.8040 per share for an overall purchase price of EUR 256,529,883.

Below is a summary of the repurchase transactions made in the course of the above mentioned period in aggregate and detailed form.

Aggregate Transactions

Dates of transaction	Number of share purchased	Total amount paid (EUR)	Weighted average purchase price per share (EUR)	Percentage of program completed	Identification code of shares purchased (ISIN)	Period average total volume on all venues (in number of shares)	Market on which the shares were bought (MIC code)

June 30 – July 7	4,634,884	59,174,925	12.7673	24%	NL0000226223	56,692,768	MTA, Turquoise, ChiX, Bats europe

July 10 – July 14	3,515,651	48,010,731	13.6563	43%	NL0000226223	50,521,814	MTA, Turquoise, ChiX, Bats europe

July 17 – July 21	3,145,264	44,055,703	14.0070	59%	NL0000226223	49,641,944	MTA, Turquoise, ChiX, Bats europe

July 24 – July 28	3,740,260	53,881,795	14.4059	79%	NL0000226223	57,282,852	MTA, Turquoise, ChiX, Bats europe

July 31 – August 04	3,547,724	51,399,573	14.4880	100%	NL0000226223	45,750,942	MTA, Turquoise, ChiX, Bats europe

Detailed Transactions

Date of transaction	Number of share purchased	Identification code of shares purchased (ISIN)	Total amount paid (EUR)	Currency	Name of the Investment Service Provider (“ISP”)	Weighted average of last 20 days Volumes on all venues (in shares)	% of last 20 days Volumes on all venues

6/30/2017	804,886	NL0000226223	10,181,566	EUR	Société Générale	10,386,507	8%
7/3/2017	819,276	NL0000226223	10,422,256	EUR	Société Générale	10,602,850	8%
7/4/2017	835,557	NL0000226223	10,495,766	EUR	Société Générale	10,830,377	8%
7/5/2017	466,035	NL0000226223	5,875,909	EUR	Société Générale	10,899,202	4%
7/6/2017	844,970	NL0000226223	10,904,338	EUR	Société Générale	10,995,232	8%
7/7/2017	864,160	NL0000226223	11,295,090	EUR	Société Générale	11,243,610	8%
7/10/2017	862,289	NL0000226223	11,506,299	EUR	Société Générale	11,286,273	8%
7/11/2017	803,505	NL0000226223	10,908,866	EUR	Société Générale	10,563,592	8%
7/12/2017	225,882	NL0000226223	3,073,486	EUR	Société Générale	10,700,058	2%
7/13/2017	813,505	NL0000226223	11,321,061	EUR	Société Générale	10,777,135	8%
7/14/2017	810,470	NL0000226223	11,201,020	EUR	Société Générale	10,766,931	8%
7/17/2017	765,530	NL0000226223	10,714,664	EUR	Société Générale	10,342,665	7%
7/18/2017	774,650	NL0000226223	10,643,614	EUR	Société Générale	10,505,631	7%
7/19/2017	74,430	NL0000226223	1,033,453	EUR	Société Générale	10,534,775	1%
7/20/2017	777,334	NL0000226223	11,036,510	EUR	Société Générale	10,646,561	7%
7/21/2017	753,320	NL0000226223	10,627,462	EUR	Société Générale	10,304,664	7%
7/24/2017	748,960	NL0000226223	10,634,408	EUR	Société Générale	10,245,794	7%
7/25/2017	747,090	NL0000226223	10,734,413	EUR	Société Générale	10,170,885	7%
7/26/2017	746,840	NL0000226223	10,900,354	EUR	Société Générale	10,206,213	7%
7/27/2017	754,850	NL0000226223	11,006,241	EUR	Société Générale	10,268,237	7%
7/28/2017	742,520	NL0000226223	10,606,378	EUR	Société Générale	10,173,556	7%
7/31/2017	748,724	NL0000226223	15,784,783	EUR	Société Générale	10,204,524	7%
8/1/2017	751,440	NL0000226223	16,536,223	EUR	Société Générale	10,234,802	7%
8/2/2017	755,590	NL0000226223	17,291,813	EUR	Société Générale	10,295,482	7%
8/3/2017	756,170	NL0000226223	18,047,983	EUR	Société Générale	10,264,784	7%
8/4/2017	535,800	NL0000226223	18,583,783	EUR	Société Générale	10,016,927	5%

Following the share buybacks detailed above the Company holds in total 40,742,409 treasury shares, which represents approximately 4,5% of the Company’s issued share capital.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2016, the Company’s net revenues were $6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 7, 2017	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services